

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 29, 2018

<u>Via E-Mail</u>
Carol W. Deckbar
TIAA Real Estate Account
730 Third Avenue
New York, New York 10017-3206

> **Re: TIAA Real Estate Account**
> **Registration Statement on Form S-1**
> **Filed March 16, 2018**
> **File No. 333-223713**

Dear Ms. Deckbar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Stephen M. Leitzell, Esq.
Dechert LLP